ANNUAL MEETING OF SHAREHOLDERS
On February 13, 2012, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1  Election of Trustees:

Net Assets Voted For       Judith M. Johnson  $615,634,183
Net Assets Voted Withheld                     $  8,205,283
Net Assets Voted For       Leroy Keith, Jr.   $614,192,172
Net Assets Voted Withheld                     $  9,647,294
Net Assets Voted For       Donald C. Willeke  $614,584,532
Net Assets Voted Withheld                     $  9,254,934